EXHIBIT 99.6

Press Release

India: Total to Acquire from Adani a 20% Interest in the Largest Solar Developer in the World

Paris, January 18, 2021 – Total announces the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group.

The transaction marks the deepening partnership between the Adani Group – India’s leading infrastructure platform — and Total, in the transition and green energy fields in India. The investment in AGEL is another step in the strategic alliance between Adani Group and Total, which covers investments in LNG terminals, gas utility business, and renewable assets across India. This is in line with the commitment of both Adani and Total to be leading participants in the sustainable economy of the future and help India in its quest for development of renewable energy.

In 2018, Total and Adani embarked on the energy partnership with investment by Total in Adani Gas Limited, city gas distribution business, associated LNG terminal business and gas marketing business.

During the development of this partnership, it was further agreed that Total and Adani shall continue this alliance into the wider renewable energy space. Total and Adani agreed the acquisition of a 50% stake in a 2.35 GWac portfolio of operating solar assets owned by AGEL and a 20% stake in AGEL for a global investment of USD 2.5 Billion. Along with this 20% minority interest in AGEL, Total will have a seat on the Board of Directors of the company.

AGEL, started in 2015 with the world’s largest single location solar power project located in Kamuthi, Tamil Nadu (648 MW) has come a long way to be the #1 global solar power generation asset. As on date, AGEL has over 14.6 GW of contracted renewable capacity, with an operating capacity of 3 GW and another 3 GW under construction and 8.6 GW under development. The company aims to achieve 25 GW of renewable power generation by 2025.

The partnership with AGEL in the renewables space in India will be a key contributor to Total’s objective of reaching 35 GWp of gross production capacity from renewable sources by 2025 and adding 10 GWp per year afterwards.

Speaking on the occasion, Patrick Pouyanné, Chairman and CEO of Total, said: “This agreement is an important step in our alliance with the Adani Group in India and our common vision and goals with respect to the importance of access to low carbon energy in India. Our entry into AGEL is a major milestone in our strategy in the renewable energy business in India put in place by both parties. Given the size of the market, India is the right place to put into action our energy transition strategy based on two pillars: renewables and natural gas.”

Adani Group Chairman, Mr. Gautam Adani, added: “We are delighted to deepen our strategic alliance with TOTAL, a global energy major, and welcome them as a significant shareholder in Adani Green Energy Limited. We have a shared vision of developing renewable power at affordable prices to enable a sustainable energy transformation in India. We look forward to working together towards delivering India’s vision for 450 GW renewable energy by 2030.”

***

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that could account for up to 40% of its sales by 2050. At the end of 2020, Total’s gross power generation capacity worldwide was around 12 GW, including close to 7 GW of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

About Adani Green Energy Limited

Adani Green Energy Limited (AGEL), a part of the Adani Group, has 14.6 GW of operating, under-construction and awarded renewable power projects catering to investment-grade counterparties. AGEL has been ranked as the #1 global solar power generation asset owner by Mercom Capital. The company aims to achieve 25 GW of renewable power by 2025 and is committed to contribute to India’s COP21 goals.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

***

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.